Contact

www.linkedin.com/in/jeff-hilde-11581532 (LinkedIn)

Top Skills

Neural Networks

Machine Learning

Patents

Patents

Shape Matching Automatic Recognition Methods, Systems and Articles of Manufacturing

Two Source Active Sensor System for Three-Dimensional Vision

Aircraft Ground Effect Altimeter for Autonomous Landing Control

Pulse Timer Providing Accuracy in Spatially Local Dimensioning and Visualization

Ladar Range Data Video Color Rendering

Jeff Hilde

INVENTOR & FOUNDER at Swopblock

Martinsburg, Pennsylvania, United States

Summary

Accomplished Research Engineer with a successful track record of Artificial Intelligence innovation for the Office of Naval Research providing advances and breakthroughs in the navy's capability to locate and identify mobile targets with visible, infrared, radar, and laser video sensors.

Experience

Swopblock
INVENTOR & FOUNDER
June 2020 - Present (4 years 9 months)
Martinsburg, Pennsylvania, United States

Inventor of the Swopblock counter-party-secure exchange-party-free real-time crypto exchange protocol. swopblock.org

Robotic Genetics, Inc.
Ai Research Scientist
June 2018 - June 2020 (2 years 1 month)
Altoona, Pennsylvania Area

Inventor of a cryptocurrency distribution interchange for fast secure peer-to-peer cross-blockchain exchange (patent pending).

Office of Naval Research
Ai Research Scientist
June 1987 - June 2018 (31 years 1 month)
Naval Air Warfare Center, China Lake, CA

Accomplished Research Scientist with successful track record of artificial intelligence innovation for Office of Naval Research including research experiments, developments, inventions and 11 patents, providing multiple breakthroughs in navy capability to locate and identify mobile targets, imaged with visible, infrared, radar, and lidar video sensors.

Education

Walla Walla University

Bachelor's degree, Engineering